貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

October 26, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated October 16, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

11/1

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of October 16, 2006:

1. Announcement on 2006 Third Quarterly Results, released on October 26, 2006, in English and in Chinese.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2006 THIRD QUARTERLY RESULTS

華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company") is required to publish its quarterly results pursuant to and in accordance with the relevant PRC rules and regulations.

All financial information set out in the Company's 2006 third quarterly report (the "Quarterly Report") is unaudited, and the relevant financial statements are prepared in accordance with PRC Accounting Standards and Regulations ("PRC GAAP").

This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

1. IMPORTANT NOTICE

1.1 In accordance with the relevant PRC regulatory requirements, the board of directors (the "Board") of the Company and its directors (the "Directors") confirm that there are no misleading statements or misrepresentation contained in the Quarterly Report, or material omission in preparing the Quarterly Report, and the Directors collectively and individually accept responsibility for the truthfulness, accuracy and completeness of the contents herein.

1.2 All of the Directors attended in person or appointed another director as proxy to attend the 13th meeting of the fourth session of the Board.

1.3 Mr. He Gong (Chairman of the Company), Mr. Zhu Fangxin (Chief Accountant) and Mr. Tao Yunpeng (Head of the accounting department) have confirmed the truthfulness and completeness of the financial statements in the Quarterly Report.

1.4 All financial information set out in the Quarterly Report is unaudited, and the financial statements are prepared in accordance with the PRC GAAP.

1.5 This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Hong Kong Listing Rules.

2. COMPANY PROFILE

2.1 Corporate information

Stock code:	The Stock Exchange of Hong Kong Limited: 1071	Shanghai Stock Exchange: 600027
Stock abbreviation:	Huadian Power	HDPI
	Company Secretary	Securities Representative
Name:	Zhou Lianqing	Zhang Gelin
Correspondence address:	14 Jingsan Road Jinan City Shandong Province the PRC	14 Jingsan Road Jinan City Shandong Province the PRC
Telephone:	86-531-82366096	86-531-82366095
Facsimile:	86-531-82366090	86-531-82366090
E-mail:	zhoulq@hdpi.com.cn	zhanggl@hdpi.com.cn

2.2 Financial information (prepared in accordance with PRC GAAP)

2.2.1 Major unaudited financial information and financial indicators

Currency: RMB (unaudited)

	End of current reporting period	End of reporting period last year	Increase / (decrease) from end of reporting period last year (%)
Total assets (RMB'000)	46,876,344	34,443,798	36.10
Shareholders' equity (excluding: minority interests) (RMB'000)	12,989,434	12,526,171	3.70
Net assets per share (RMB)	2.16	2.08	3.70
Adjusted net assets per share (RMB)	2.16	2.08	3.70

	Current reporting period (Jul-Sept)	From the beginning of the year to the end of current reporting period (Jan-Sept)	Increase/ (decrease) from the corresponding period of last year (%)
Net cash inflow from operating activities (RMB'000)	1,407,838	3,658,977	22.24
Earnings per share (RMB)	0.06	0.14	0.00
Return on net assets (%)	2.67	6.58	Decrease 0.13 percentage point
Return on net assets after deducting non-recurring items (%)	2.68	6.49	Decrease 0.19 percentage point

Non-recurring items	Amount *(RMB'000)*
Net non-operating income, after deducting impairment provisions for assets	2,542
Net gain on derivatives financial instruments	15,017
Tax impact on non-recurring items	(5,794)
Total	11,765

2.2.2 Income statement

Unaudited income statement for the three months ended 30 September 2006 (i.e., from July 2006 to September 2006) (prepared in accordance with PRC GAAP)

Unit: RMB'000 (unaudited)

	Consolidated		The Company	
Items	July to September 2006	July to September 2005	July to September 2006	July to September 2005
1. Sales from principal activities	3,918,432	3,512,409	2,005,697	2,250,641
Less: Cost of sales from principal activities	2,933,383	2,606,375	1,466,796	1,637,058
Sales taxes and surcharges	34,122	43,231	16,207	29,776
2. Profit from principal activities	950,927	862,803	522,694	583,807
Add: Profit / (loss) from other operations	344	8,245	270	(300)
Less: General and administrative expenses	233,138	206,924	125,040	118,307
Financial expenses	169,627	110,903	61,048	43,302

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2006 THIRD QUARTERLY RESULTS

Items	Consolidated July to September 2006	Consolidated July to September 2005	The Company July to September 2006	The Company July to September 2005
3. Operating profit	548,506	553,221	336,876	421,898
Add: Investment income / (loss)	16,719	(448)	121,185	59,662
Non-operating income	1,239	776	10	—
Less: Non-operating expenses	329	1,291	18	135
4. Profit before income tax	566,135	552,258	458,053	481,425
Less: Income tax	172,516	180,529	111,167	136,788
Minority interests	46,733	27,092	—	—
5. Net profit	346,886	344,637	346,886	344,637

Unaudited income statement for the nine months ended 30 September 2006 (i.e., from January 2006 to September 2006) (prepared in accordance with PRC GAAP)

Unit: RMB'000 (unaudited)

Items	Consolidated January to September 2006	Consolidated January to September 2005	The Company January to September 2006	The Company January to September 2005
1. Sales from principal activities	11,034,486	9,911,857	5,771,533	5,981,012
Less: Cost of sales from principal activities	8,405,002	7,601,615	4,329,498	4,570,180
Sales taxes and surcharges	122,331	106,000	69,896	66,310
2. Profit from principal activities	2,507,153	2,204,242	1,372,139	1,344,522
Add: Profit / (loss) from other operations	11,338	15,981	311	(145)
Less: General and administrative expenses	666,260	588,418	366,919	347,793
Financial expenses	474,734	366,661	171,311	138,075
3. Operating profit	1,377,497	1,265,144	834,220	858,509
Add: Investment income	35,829	8,938	302,446	220,826
Non-operating income	4,138	12,108	15	1,413
Less: Non-operating expenses	1,596	3,662	305	1,011
4. Profit before income tax	1,415,868	1,282,528	1,136,376	1,079,737
Less: Income tax	439,558	407,574	281,743	281,047
Minority interests	121,677	76,264	—	—
5. Net profit	854,633	798,690	854,633	798,690

2.3 **Total number of shareholders and top 10 registered holders of listed shares not subject to trading moratorium as at the end of the reporting period (the Company has completed share reform)**

Unit: Shares

Total number of shareholders as at the end of the reporting period:	100,393 shareholders

Particulars of the top 10 registered holders of listed shares not subject to trading moratorium

Name of shareholders (in full)	Number of listed shares not subject to trading moratorium held as at the end of the reporting period	Class of shares
HKSCC Nominees Limited	1,422,523,900	H Shares
Qingdao Huatuo Science and Technology Co., Limited	9,252,639	A Shares
Shenzhen Xinhongze Packaging Company Limited	6,175,000	A Shares
Han Haifeng	3,354,120	A Shares
Zeng Jiahong	2,853,630	A Shares
Hong Yuan Securities Co., Ltd.	2,405,000	A Shares
Han Jun	2,400,000	A Shares
Huabao Trust Investment Company Limited — Single Fund Trust 2006 No.7	2,000,000	A Shares
Wang Juan	1,859,000	A Shares
Lv Mingfeng	1,820,000	A Shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the overall operation during the reporting period

In the first three quarters of 2006, the Company's power plants maintained safe and steady operation and the Company achieved favourable overall performance. During the reporting period, each of the second 300MW generating unit of Huadian Qingdao Power Company Limited Phase II Construction Project and the first 300MW generating unit of Huadian Zhangqiu Power Company Limited Phase II Construction Project completed 168 hours of full-capacity trial operation on 9 July and 14 July 2006 respectively. As at 30 September 2006, the total installed capacity of the Company was 11,567.2MW, and the interested installed capacity amounted to 9,007.6MW.

For the first three quarters of 2006, the operating power plants of the Company, on the same basis as that of the consolidated financial statement, achieved an accumulated gross generation of 38,442 million kWh, representing an increase of approximately 9.65% over the corresponding period of the previous year.

For the third quarter of 2006, sales from principal activities of the Company amounted to RMB3,918 million, representing an increase of 11.56% over the corresponding period of the previous year; cost of sales from principal activities amounted to RMB2,933 million, representing an increase of 12.55% over the corresponding period of the previous year; profit from principal activities amounted to RMB951 million, representing an increase of 10.21% over the corresponding period of the previous year; and net profit amounted to RMB347 million, representing an increase of 0.65% over the corresponding period of the previous year. For the first three quarters of 2006, sales from principal activities of the Company amounted to RMB11,034 million, representing an increase of 11.33% over the corresponding period of the previous year; cost of sales from principal activities amounted to RMB8,405 million, representing an increase of 10.57% over the corresponding period of the previous year; profit from principal activities amounted to RMB2,507 million, representing an increase of 13.74% over the corresponding period of the previous year; and net

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2006 THIRD QUARTERLY RESULTS

profit amounted to RMB855 million, representing an increase of 7.00% over the corresponding period of the previous year. Earnings per share for the three quarters was RMB0.14. As at 30 September 2006, net assets per share was RMB2.16. The increase in profit was mainly due to the increase in the amount of electricity generated and the rise of electricity tariff due to the price linkage policy between coal and electricity.

On 26 September 2006, the Company and China Huadian Corporation* ("China Huadian") entered into a Share Transfer Agreement in respect of Anhui Huadian Wuhu Power Company Limited* ("Wuhu Company") pursuant to which the Company has agreed to acquire China Huadian's 95% interest in the registered capital of Wuhu Company at a consideration of RMB25.41 million. Wuhu Company was established in 2004, and is principally engaged in the power generation business in the PRC. Two 660MW ultra-super critical thermal power generating units of Wuhu Company Phase I Project are currently under construction, and are expected to commence commercial operations in 2008. Wuhu Company currently has a registered capital of RMB10 million. China Huadian owns 95% interest in the registered capital of Wuhu Company and pursuant to the enquiries made by the Directors, the remaining 5% is owned by an independent third party.

Moreover, the Company and Zaozhuang Luneng Liyuan Power Corporation ("Zaozhuang Liyuan") recently entered into a Share Transfer Agreement ("Share Transfer Agreement I") in respect of Huadian Tengzhou Xinyuan Power Company Limited* ("Tengzhou Company") pursuant to which the Company has agreed to acquire Zaozhuang Liyuan's 31.603% equity interest in Tengzhou Company at a consideration of RMB85.20 million.

On the same day, the Company and Yingda International Trust Investment Company Limited* ("Yingda Trust") entered into a Share Transfer Agreement ("Share Transfer Agreement II") in respect of Tengzhou Company pursuant to which the Company has agreed to acquire Yingda Trust's 2.07% equity interest in Tengzhou Company at a consideration of RMB5.5803 million.

Upon the completion of the Share Transfer Agreement I and the Share Transfer Agreement II, the interest owned by the Company in Tengzhou Company will increase from 54.49% to 88.163%.

The above share transfer agreement in respect of the acquisition of Wuhu Company and the share transfer agreements in respect of the acquisition of Tengzhou Company shall be effective upon approval by the relevant authorities of the PRC.

3.2 Principal business or products accounting for over 10% of the sales or profit from principal activities

Unit: RMB'000 (unaudited)

Business Segment	Sales from principal activities	Cost of principal activities	Gross profit margin (%)
Electricity power	3,864,804	2,865,825	25.85

3.3 Special undertakings of original holders of non-circulating shares in the Share Reform and their performance

The holders of circulating A shares of the Company whose name appeared on the register of members on 28 July 2006 were offered 3 shares as a consideration by holders of non-circulating shares for every 10 circulating A shares held by them. The original non-circulating shares held by the holder of non-circulating shares of the Company were granted listing status since 1 August 2006.

Other than statutory undertakings, China Huadian also made special undertakings as follows: (1) China Huadian will not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting of the listing status of non-circulating shares of the Company. Moreover, China Huadian will also comply with the same undertakings for its 196,000,000 placing A Shares and the 58,800,000 shares offered to it under the Share Reform. (2) China Huadian will increase its holding of the Company's circulating A shares at an appropriate time within two months after the implementation of the Share Reform Proposal of the Company. The amount contributed will not be more than RMB300 million and the number of shares to be acquired by China Huadian will not be more than 120,000,000 shares. China Huadian will not sell the acquired shares and will duly comply with the relevant disclosure obligation during acquisition period and the 6 months period commencing from the completion of acquisition of the shares of the Company held by the public. (3) upon the official promulgation and implementation of the relevant regulations in relation to incentive plan for the management of listed companies by the PRC Government, China Huadian will propose and proactively procure an incentive plan for the management of the Company.

The Company published the Announcement on Increased Shareholding in the Company by China Huadian on 9 October 2006. As at 30 September 2006, China Huadian has acquired a total of 43,764,920 circulating A shares of the Company (not subject to trading moratorium). Subsequent to such increase of shareholding, China Huadian holds an aggregate of 2,944,738,306 shares of the Company, representing 48.91% of the total share capital of the Company.

The Company's unaudited consolidated balance sheet and balance sheet as at 30 September 2006 and consolidated cash flow statement and cash flow statement for the nine months ended 30 September 2006 (all prepared in accordance with PRC GAAP) are published on the website of the Shanghai Stock Exchange (www.sse.com.cn).

By Order of the Board
Huadian Power International Corporation Limited*
Chairman
He Gong

As at the date of this announcement, the Directors are:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Jinan, the PRC
25 October 2006

* *For identification purpose only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

（在中華人民共和國（「中國」）註冊成立之中外合資股份有限公司）

（股份代碼：1071）

二零零六年第三季度業績

根據並依照中國有關法律及規則的要求，華電國際電力股份有限公司（「本公司」）僅刊登季度業績報告。
本公司二零零六年第三季度報告（「本季度報告」）內所載的財務資料均未經審計，有關財務報表乃根據中國會計準則及制度編制。
本公告乃根據《香港聯合交易所有限公司證券上市規則》（「香港上市規則」）第13.09(2)條的披露規定而做出。

1 重要提示

1.1 根據中國有關監管規定，本公司董事會（「董事會」）及其董事（「董事」）已確認本報告所載資料不存在任何誤導性陳述或虛假記載而於編制本季度報告時亦不存在任何重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

1.2 本公司全體董事親自或委託其他董事出席了四屆十三次董事會會議。

1.3 本公司董事長賀恭先生、財務總監祝方新先生及財務負責人陶雲鵬先生已確認本季度報告中財務報告真實完整。

1.4 本季度報告內所載的所有財務資料均未經審計，有關財務報告乃根據中國會計準則及制度編制。

1.5 本公告乃根據香港上市規則第13.09(2)條的披露規定而做出。

2 本公司概況

2.1 本公司基本信息

股票代碼	香港聯合交易所有限公司：1071	上海證券交易所：600027
股票簡稱	華電國際電力股份	華電國際
	董事會秘書	證券事務代表
姓名	周連青	張戈臨
聯繫地址	中國山東省濟南市經三路14號	中國山東省濟南市經三路14號
電話	86-531-82366096	86-531-82366095
傳真	86-531-82366090	86-531-82366090
電子信箱	zhoulq@hdpi.com.cn	zhanggl@hdpi.com.cn

2.2 財務資料（中國會計準則及制度）

2.2.1 主要未經審計會計資料及財務指標

幣種：人民幣　審計類型：未經審計

	本報告期末	上年度期末	本報告期末比上年度期末增減 (%)
總資產（千元）	46,876,344	34,443,798	36.10
股東權益（不含少數股東權益）（千元）	12,989,434	12,526,171	3.70
每股淨資產（元）	2.16	2.08	3.70
調整後的每股淨資產（元）	2.16	2.08	3.70

	本報告期（7月至9月）	年初至本報告期期末（1月至9月）	本報告期比上年同期增減 (%)
經營活動產生的現金流量淨額（千元）	1,407,838	3,658,977	22.24
每股收益（元）	0.06	0.14	0.00
淨資產收益率(%)	2.67	6.58	減少0.13個百分點
扣除非經常性損益後的淨資產收益率(%)	2.68	6.49	減少0.19個百分點

非經常性損益項目	金額（單位：千元）
扣除公司日常根據企業會計制度規定計提的資產減值準備後的其他各項營業外收入、支出	2,542
衍生金融工具淨收益	15,017
所得稅影響數	(5,794)
合計	11,765

2.2.2 利潤表

二零零六年第三季度(即二零零六年七月至二零零六年九月)
未經審計利潤表(根據中國會計準則及制度)

單位:千元 幣種:人民幣 審計類型:未經審計

項目	合併 2006年 7月至9月	合併 2005年 7月至9月	本公司 2006年 7月至9月	本公司 2005年 7月至9月
一.主營業務收入	3,918,432	3,512,409	2,005,697	2,250,641
減:主營業務成本	2,933,383	2,606,375	1,466,796	1,637,058
主營業務稅金及附加	34,122	43,231	16,207	29,776
二.主營業務利潤	950,927	862,803	522,694	583,807
加:其他業務利潤/(虧損)	344	8,245	270	(300)
減:管理費用	233,138	206,924	125,040	118,307
財務費用	169,627	110,903	61,048	43,302
三.營業利潤	548,506	553,221	336,876	421,898
加:投資收益/(損失)	16,719	(448)	121,185	59,662
營業外收入	1,239	776	10	—
減:營業外支出	329	1,291	18	135
四.利潤總額	566,135	552,258	458,053	481,425
減:所得稅	172,516	180,529	111,167	136,788
少數股東損益	46,733	27,092	—	—
五.淨利潤	346,886	344,637	346,886	344,637

二零零六年前三季度(即二零零六年一月至二零零六年九月)
未經審計利潤表(根據中國會計準則及制度)

單位:千元 幣種:人民幣 審計類型:未經審計

項目	合併 2006年 1月至9月	合併 2005年 1月至9月	本公司 2006年 1月至9月	本公司 2005年 1月至9月
一.主營業務收入	11,034,486	9,911,857	5,771,533	5,981,012
減:主營業務成本	8,405,002	7,601,615	4,329,498	4,570,180
主營業務稅金及附加	122,331	106,000	69,896	66,310
二.主營業務利潤	2,507,153	2,204,242	1,372,139	1,344,522
加:其他業務利潤/(虧損)	11,338	15,981	311	(145)
減:管理費用	666,260	588,418	366,919	347,793
財務費用	474,734	366,661	171,311	138,075
三.營業利潤	1,377,497	1,265,144	834,220	858,509
加:投資收益	35,829	8,938	302,446	220,826
營業外收入	4,138	12,108	15	1,413
減:營業外支出	1,596	3,662	305	1,011
四.利潤總額	1,415,868	1,282,528	1,136,376	1,079,737
減:所得稅	439,558	407,574	281,743	281,047
少數股東損益	121,677	76,264	—	—
五.淨利潤	854,633	798,690	854,633	798,690

2.3 報告期末股東總數及前十名無限售條件流通股股東持股表(已完成股權分置改革)

單位：股

報告期末股東總數 100,393戶

前十名無限售條件流通股股東持股情況

股東名稱(全稱)	期末持有無限售條件流通股的數量	種類
香港中央結算(代理人)有限公司	1,422,523,900	H股
青島華拓科技股份有限公司	9,252,639	A股
深圳新宏澤包裝有限公司	6,175,000	A股
韓海風	3,354,120	A股
曾佳虹	2,853,630	A股
宏源證券股份有限公司	2,405,000	A股
韓軍	2,400,000	A股
華寶信託投資有限責任公司 一單一類資金信託2006年第7號	2,000,000	A股
王娟	1,859,000	A股
呂明鳳	1,820,000	A股

3 管理層討論與分析

3.1 本公司報告期內經營活動總體狀況的簡要分析

二零零六年前三季度，本公司所屬發電廠保持安全穩定運行，經營狀況良好。報告期內華電青島發電有限公司二期擴建工程第二台300兆瓦機組和華電章丘發電有限公司二期擴建工程第一台300兆瓦機組分別於二零零六年七月九日和七月十四日完成168小時滿負荷試運營。截至二零零六年九月三十日，本公司總裝機容量為11,567.2兆瓦，權益裝機容量為 9,007.6兆瓦。

本公司各運行發電廠前三季度按合併財務報表口徑累計發電量384.42億千瓦時，比去年同期增長9.65%。

本公司第三季度主營業務收入為人民幣39.18億元，同比增長11.56%；主營業務成本為人民幣29.33億元，同比增長12.55%；主營業務利潤為人民幣9.51億元，同比增長10.21%；淨利潤為人民幣3.47億元，同比增長0.65%。本公司前三季度主營業務收入為人民幣110.34億元，同比增長11.33%；主營業務成本為人民幣84.05億元，同比增長10.57%；主營業務利潤為人民幣25.07億元，同比增長13.74%；淨利潤為人民幣8.55億元，同比增長7.00%。前三季度每股收益為人民幣0.14元。截至二零零六年九月三十日，每股淨資產為人民幣2.16元。利潤增長的主要原因是發電量的增長和煤電聯動政策提高電價的影響。

本公司與中國華電集團公司(「中國華電」)於二零零六年九月二十六日簽訂了《中國華電集團公司與華電國際電力股份有限公司關於安徽華電蕪湖發電有限公司(「蕪湖公司」)的股權轉讓協議》，根據股權轉讓協議的條款，本公司同意收購中國華電持有蕪湖公司的95%已註冊資本，代價為人民幣2,541萬元。蕪湖公司成立於二零零四年，主要於中國從事發電業務。目前，蕪湖公司一期工程兩台660兆瓦超超臨界燃煤發電機組正在興建中，預期將於二零零八年開始投入商業運營。蕪湖公司的註冊資本為人民幣1,000萬元，中國華電擁有其95%股權，經董事查詢後，其餘5%由獨立第三方擁有。

於近日，本公司與棗莊魯能力源電力集團有限公司(「棗莊力源」)簽訂《華電滕州新源熱電有限公司股權轉讓協議》(「第一份股權轉讓協議」)，根據第一份股權轉讓協議的條款，本公司同意收購棗莊力源持有華電滕州新源熱電有限公司(「滕州公司」)的31.603%股權，代價為人民幣8,520萬元。

同日，本公司與英大國際信託投資有限責任公司(「英大信託」)簽訂《華電滕州新源熱電有限公司股權轉讓協議》(「第二份股權轉讓協議」)，根據第二份股權轉讓協議的條款，本公司同意收購英大信託持有滕州公司的2.07%股權，代價為人民幣558.03萬元。

上述兩項協議完成後，本公司擁有滕州公司的股權將由54.49%變更為88.163%。

上述收購蕪湖公司股權的轉讓協議及收購滕州公司股權的轉讓協議待國家有關部門批准後，方可生效。

3.2 佔主營收入或主營業務利潤總額10%以上的主營行業或產品情況

單位：千元　幣種：人民幣　審計類型：未經審計

分行業	主營業務收入	主營業務成本	毛利率 (%)
電力產品	3,864,804	2,865,825	25.85

3.3 本公司原非流通股東在股權分置改革過程中做出的特殊承諾及其履行情況

本公司非流通股股東向二零零六年七月二十八日登記在冊的本公司流通A股股東每10股支付3股對價股份；自二零零六年八月一日起，本公司非流通股股東持有的原非流通股股份即獲得上市流通權。

除法定承諾事項外，中國華電還做出以下特別承諾：(1)中國華電持有的本公司非流通股股份自獲得上市流通權之日起，在36個月內不上市交易。另外，中國華電持有的1.96億股配售A股及其在本次股權分置改革中獲得支付的5,880萬股股票也將遵守同樣的承諾。(2)在本公司股權分置改革方案實施完成後的兩個月內，中國華電將擇機增持本公司流通A股，投入資金不超過人民幣3億元，增持規模不超過1.2億股；增持計劃實施期間，以及在增持本公司社會公眾股份計劃完成後的六個月內不出售增持的股份，並履行相關的信息披露義務。(3)當國家關於上市公司管理層激勵的相關法規正式頒佈並實施後，中國華電將積極促成本公司管理層激勵計劃。

二零零六年十月九日本公司發佈了《關於中國華電增持本公司股份公告》，截至二零零六年九月三十日，中國華電已經增持本公司非限售流通A股43,764,920股，本次增持後，中國華電共持有本公司股份2,944,738,306股，佔本公司總股本的48.91%。

有關本公司按中國會計準則及制度編制但未經審計的二零零六年九月三十日合併資產負債表和資產負債表及截至二零零六年九月三十日止九個月的合併現金流量表和現金流量表，請參閱上海證券交易所網頁：www.sse.com.cn。

承董事會命
華電國際電力股份有限公司
董事長
賀恭

於本公告日期，董事會由下列董事組成：

賀恭（董事長，非執行董事），陳飛虎（副董事長，非執行董事），朱崇利（副董事長，非執行董事），陳建華（執行董事），田沛亭（執行董事），王映黎（非執行董事），張炳炬（非執行董事），彭興宇（非執行董事），丁慧平（獨立非執行董事），趙景華（獨立非執行董事），王傳順（獨立非執行董事），胡元木（獨立非執行董事）。

中國 • 濟南
二零零六年十月二十五日

* *僅供識別*